Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the year ended December 31, 2022

March 9, 2023

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
TABLE OF CONTENTS

Part I – Company and Highlights
Company	7
2022 financial summary	7
2022 highlights	8

Part II – Review of Financial Results
2022 operating results summary	11
Analysis of fourth quarter 2022 financial results	11
Analysis of fiscal 2022 financial results	13
Summary of quarterly information	15

Part III – Non-IFRS Measures
Non-IFRS measures	17

Part IV – Financial Condition, Liquidity and Capital Resources
Cashflow information	19
Dividends	19
Financial position	20
Capital resources	22
Capital management	23
Off-balance sheet agreements	23
Selected annual information	23
Environmental, social and governance objectives	24

Part V – Risks
Risks and uncertainties	25

Part VI – Accounting Policies, Estimates and Internal Controls
Accounting estimates and judgements	30
Related party transactions	32
Management’s report on disclosure controls and procedures and Internal Control Over Financial Reporting	32

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8.

This Management’s Discussion and Analysis (“MD&A”) is dated March 9, 2023, and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2022 and 2021, of Hut 8 Mining Corp. All financial information is presented in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted. Certain totals, subtotals and percentages may not reconcile due to rounding. This information is available on our website at hut8.io, on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries; and all references to “Management” refer to the executive officers of the Company.

The Company qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

To assist investors in assessing our financial performance, this discussion also makes reference to certain non-IFRS measures that are not separately defined under IFRS such as “Adjusted EBITDA” and “Mining Profit”. Non-IFRS measures do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See the “Non-IFRS Measures” section of this MD&A for reconciliations of non-IFRS measures to IFRS measures.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws, such as statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. They are based on certain factors and assumptions, including expected growth, results of operations, business prospects and opportunities. Use of words such as “may”, “will”, “would”, “could”, “should”,
“intend”, “plan”, “anticipate”, “allow”, “predict”, “estimate”, “expect”, “might, “potential”, “likely”, “believe”, or other words of similar effect may indicate a “forward-looking” statement. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our publicly filed documents and in this MD&A under the heading “Risks and Uncertainties”. Those risks and uncertainties include, but are not limited to, the ability to maintain profitability and manage growth; reliance on information systems and technology; reputational risk, reliance on key professionals; the ability to successfully integrate acquisitions or business combinations; digital asset mining difficulty; electricity rate risks; general economic conditions; natural disasters, pandemics (including the novel coronavirus (“COVID-19”), or other unanticipated events (or a material escalation thereof); security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; lack of development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; Bitcoin price volatility; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on third party mining pool service providers; changes in laws or regulations; classification and tax changes; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements or relationships with lessors; competitive pressures in the markets in which the Company operates; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the Company’s and US Bitcoin Corp.’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements; the timing to consummate the Business Combination (as defined herein); the failure to satisfy the conditions to close the Business Combination; the inherent risks, costs and uncertainties associated with not achieving all or any of the anticipated benefits and synergies of the Business Combination, or the risk that the anticipated benefits and synergies of the Business Combination may not be fully realized or take longer to realize than expected; and other risks related to the digital asset and data centre business. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to: the Company’s growth strategy; the Company’s expectations regarding organic and inorganic growth opportunities; the
Company’s expectations regarding the digital asset revolution and its impact on Hut 8’s shareholders; the use of proceeds of financing arrangements; the Company’s ability to pay dividends in the future; the Company’s ability to collect outstanding accounts receivable; the Company’s ability to draw on existing loan facilities for additional liquidity; the Company’s ability to secure additional financing if and as when required; the Company’s ability to deploy additional miners; the Company’s ability to continue mining digital assets efficiently; the Company’s expected recurring revenue and growth rate from its high performance computing business; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; the Company’s ability to meet its working capital needs at the current level; statements with respect to the Company’s North Bay facility and the expected outcome of any proceedings related to Validus Power Corp. and Bay Power Corp.; expectations related to the terms and timing of the completion of the Business Combination; the occurrence of any event giving rise to the right of a party to terminate the Business Combination Agreement; the expected benefits of the Business Combination; the expected financial and business performance following the completion of the Business Combination.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
With respect to the forward-looking statements contained in this MD&A, Management has assessed material factors and made assumptions regarding, among other things: volatility in trading price; supply chain disruption; the economic impacts of the COVID-19 pandemic; Hut 8’s ability to obtain qualified staff and equipment in a timely and cost-effective manner; predictability and consistency of the legislative and regulatory regime governing taxes and cryptocurrencies the Company’s ability to acquire and deploy additional miners on a timely basis, and scale and increase the power supply at newly acquired digital asset mining sites; the value of digital assets being subject to volatility; the exposure of digital asset exchanges and other trading venues to fraud and failure due to being largely unregulated; the impact of geopolitical events on the supply and demand for digital assets; uncertainty of the acceptance and/or widespread use of digital assets; future cash flows; future sources of funding and Hut 8’s ability to obtain external financing when required and on acceptable terms; future debt levels; the timely receipt of regulatory approvals; counterparty risks; the Company’s ability to achieve intended benefits of power purchase agreements; the potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the impact of industry competition; the anticipated benefits of the Business Combination; and the Company’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements.

The forward-looking statements contained herein reflect Management’s current views, but the assessments and assumptions upon which they are based may prove to be incorrect. Although Management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 9, 2023 (the “AIF”), a copy of which is available electronically on the Company’s website at hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

These statements are made as of the date of this MD&A and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of us, our financial or operating results or our securities.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
SIGNIFICANT FACTORS AFFECTING OUR PERFORMANCE

The Company’s performance, as discussed in this MD&A, is influenced by a variety of factors. These factors include, but are not limited to, the following:

Price of digital assets and digital asset miners

Our revenue from digital asset mining operations is impacted by changes in market prices of digital assets, including Bitcoin, which have historically experienced substantial volatility. The Company records revenue upon receipt of Bitcoin from its mining activities at the fair market value of Bitcoin received. The fair market value is determined using the closing Bitcoin price per www.coinmarketcap.com on the day the Bitcoin is received. The closing price may fluctuate on a daily basis, which impacts the amount of revenue recorded. The market price of digital asset miners per hashrate, in particular application-specific integrated circuit (“ASIC”) miners, is correlated to the price of the underlying digital asset they are designed to mine. Changes in the market prices of digital assets, including Bitcoin, may impact the market price of digital asset miners per hashrate.

Bitcoin network difficulty

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block on the Bitcoin blockchain, directly affects the Company’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin protocol is designed such that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, the amount of computing power required to generate each block and hence the mining difficulty, also increases.

Further, the Bitcoin daily reward is programmed to be halved every 210,000 blocks mined, or approximately every four years (“Halving”). These Halving events impact the amount of Bitcoin mined by the Company which, in turn, may have a potential impact on the Company’s profitability as the Halving events happen without any regard to ongoing demand. The last Halving occurred in May 2020 and the next Halving is expected to occur in the first half of 2024.

Power supply and pricing

Our operations are directly dependent on securing sufficient supply of electrical power. Electricity is one of the most significant expenses incurred to run our Bitcoin mining operations and our profitability is subject to variations in the price of electricity, which is impacted by a variety of factors, including the market price of natural gas. Electricity is also an expense component incurred to run our high performance computing (“HPC”) operations, which is subject to variations. We may experience loss of revenue in the event there are disruptions to our electricity supply as such disruptions may impact our ability to operate our mining equipment or provide high performance computing services to our data centre customers.

Industry trends

Bitcoin and other forms of digital assets have been the source of much regulatory attention, resulting in differing definitional outcomes without a single unifying statement. Changes to, and/or implementation of, laws and regulations (including regulatory scrutiny that increases the Company’s compliance burden) related to digital assets and digital asset mining may impact our revenue and profitability.

Technology

Developments and changes in technology impact the revenue generated from both our digital asset mining operations and HPC operations. Advances in digital asset mining equipment may result in more efficient and effective mining equipment which may impact our operating costs and revenue. The release of more efficient mining equipment can impact the price of digital asset miners. New technology in computing may impact our HPC operations’ product offerings and data centre operations. Failure to leverage these developments in technology may put the Company at a disadvantage to its competitors and affect our results of operations.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Competition

The market for digital assets mining has seen increasing numbers of new entrants, as well as existing entrants investing in new technology to remain competitive. The combination of these factors may result in a higher Bitcoin network difficulty which may render our Company’s operations less competitive and reduce the amount of revenue we generate from our digital assets mining operations.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
PART I – COMPANY AND HIGHLIGHTS

COMPANY

Hut 8 is one of North America’s largest innovation-focused digital asset miners, bullish on Bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in energy-rich Alberta, Canada, Hut 8 has industrial scale digital asset mining capacity, and given its operating history, one of the largest holdings of unencumbered self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally.

The Company has a third digital asset mining site located in Ontario, Canada that is the subject of an ongoing dispute with Validus Power Corp. (“VPC”), a third-party supplier of energy to the Company’s mining facility in North Bay, Ontario, and its subsidiary, Bay Power Corp. (“Bay Power”, and together with VPC, “Validus”) As of the date of this MD&A, the North Bay facility is not in operation. See “2022 Highlights” and “Events Subsequent to 2022” below.

The Company’s colocation data centre and cloud services business, which was acquired from TeraGo Inc. (“TeraGo”) in January 2022, established Hut 8 as an industry leader in HPC, providing unique positioning for the Company within the digital asset ecosystem. The HPC business spans five locations in Canada, with one location in each of Toronto, Ontario, Vaughan, Ontario, Kelowna, British Columbia, and two locations in Vancouver, British Columbia, and more than 36,000 square feet of geo-diverse data centre space powered by predominantly emission-free energy sources.

Hut 8 is bridging traditional cloud and high performance computing, taking an innovative approach to revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance computing (Web 2.0) and nascent blockchain and Web 3.0 spaces. Hut 8 has established a Tier 0 to Tier 3 computing platform and allocated digital asset mining and open-source distributed ledger technology to traditionally underutilized areas in a conventional high performance computing data centre. The business consists of approximately 370 commercial customers, operating across a variety of industry verticals including gaming, visual effects, and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming, and Web 3.0 industries.

Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high performance computing, with a focus on environmental, social and governance alignment.

2022 FINANCIAL SUMMARY

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands, except per share amounts)	2022	2021	2022	2021
Financial results
Total revenue	$21,833	$57,901	$150,682	$173,774
Net (loss) income	(186,668)	(111,178)	(242,813)	(72,711)
Mining Profit (i)	3,333	39,146	60,446	108,127
Adjusted EBITDA (i)	(3,915)	35,264	32,034	96,593

Per share
Net (loss) income – basic	$(0.90)	$(0.67)	$(1.29)	$(0.54)

Operating results
Digital assets mined	698	789	3,568	2,786

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
2022 HIGHLIGHTS:

•
Revenue decreased by $23.1 million to $150.7 million for the year ended December 31, 2022 compared to $173.8 million for the year ended December 31, 2021. The decrease in revenue was primarily due to lower average price of Bitcoin mined of approximately $36,400 during 2022 compared to $59,500 during the prior year, the halt of hosting revenue during fiscal 2022 following the Company’s acquisition of the remaining hosted ASIC miners, and increase in average Bitcoin network difficulty from the year ended December 31, 2021 compared to the year ended December 31, 2022. These factors were partially offset by the increased number of Bitcoin mined, 3,568 Bitcoin mined during the year ended December 31, 2022 compared to 2,786 Bitcoin mined during the year ended December 31, 2021, due to the higher average fleet hashrate in fiscal 2022 versus fiscal 2021, and $16.9 million in additional revenue from the acquired HPC business in fiscal 2022, which was attributable to the Company during fiscal 2022.

•
Net loss was $242.8 million for the year ended December 31, 2022, compared to net loss of $72.7 million for the same period in 2021. The increase in net loss is primarily due to a decrease in revenue as noted above, an increase in cost of revenue of $90.7 million to $175.6 million, impairment of plant and equipment of $113.9 million, non-cash revaluation loss on digital assets recorded to net loss of $134.8 million, which were partially offset by a non-cash revaluation gain on warrant liability of $98.8 million.

•
Mining Profit(i) decreased by $47.7 million to $60.4 million for the year ended December 31, 2022 due to a lower average Bitcoin price, increased average price of energy, and increased Bitcoin network, which were partially offset by a higher number of Bitcoin mined due to a higher average hashrate stemming from both an increased number of miners and an improved efficiency of the Company’s fleet of mining equipment.

•
Adjusted EBITDA(i) decreased by $64.6 million to $32.0 million for the year ended December 31, 2022, compared to the same period in 2021. The decrease was driven by a lower digital asset mining profit and higher general and administrative expenses incurred to support the growth in the Company’s operations.

•
Net loss per share was $1.29 during the year ended December 31, 2022, compared to net loss per share of $0.54 for the same period in 2021. The decrease of $0.75 per share was primarily due to higher net loss incurred by the Company, due to the reasons noted above, and partially offset by the increase in the number of common shares outstanding and weighted average number of common shares issued compared to the same period in 2021.

•
On January 31, 2022, the Company completed its acquisition of TeraGo’s cloud and colocation data centre business. The acquisition establishes Hut 8 as an industry leading high performance computing platform, providing unique positioning for the Company within the digital asset ecosystem. The acquisition consists of five data centres across Canada with a comprehensive information technology offering that includes a complete selection of scalable cloud services. The data centre business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space. Existing saleable power capacity totals 4.1 MW, with a further 1.5 MW of expansion capacity available within existing shelf space in the Kelowna, British Columbia location. Under the asset purchase agreement with TeraGo, the Company acquired data centre business employees, infrastructure, technology and clients. The purchase price of $30.2 million was funded through existing cash on the balance sheet.

On February 11, 2022, the Company entered into an at-the-market offering agreement, pursuant to which the Company established an at-the-market equity program (“February ATM”) to sell such number of common shares as would result in aggregate gross proceeds to the Company of up to $82.9 million (US$65 million). Pursuant to the February ATM, the Company sold 24,429,460 common shares for aggregate gross proceeds to the Company of $82.9 million (US$65.0 million). The at-the-market offering agreement  pursuant to the February ATM was terminated on August 2, 2022. The Company intends to use the proceeds of the February ATM principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time-to-time, discretionary capital programs and potential future acquisitions.

(i) These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
•
On August 17, 2022, the Company entered into an equity distribution agreement, pursuant to which the company established an at-the-market equity offering (“August ATM”) which allows the Company, at its discretion and from time-to-time during the term of the August ATM, to sell common shares to raise proceeds up to a maximum of $270.9 million (US$200 million). The Company intends to use the proceeds of the August ATM principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time-to-time, discretionary capital programs and potential future acquisitions. Pursuant to the August ATM, the Company sold 25,216,908 common shares for aggregate gross proceeds to the Company of $45.1 million (US$33.6 million) in 2022.

•
On September 15, 2022, the Ethereum network changed its consensus mechanism from proof-of-work to proof-of-stake (otherwise known as the “Ethereum Merge”), and as a result, the Company is no longer using its fleet of graphics processing units (“GPUs”) to mine the Ethereum network. The Company has recorded an impairment charge on its GPU mining group of assets of $15.2 million during the quarter ended December 31, 2022.

•
The Company suspended lending agreements established with Genesis Global Capital, LLC (“Genesis”) and Galaxy Digital LLC (“Galaxy”) and all Bitcoin loaned were returned to the Company during the year ended December 31, 2022. The Company has an uncommitted US$50.0 million open term revolving credit facility with Galaxy upon posting digital asset collateral, the Company can draw on as an additional source of liquidity. The Company has not drawn upon the facility or posted any related collateral to date.

•
The Company installed an aggregate of 21,455 new MicroBT M30S, M30S+, M30S++, and M31S+ miners at its three mining sites during the year ended December 31, 2022. The installation of these miners brought the Company’s installed hashrate to 2.5 EH/s (excluding the Company’s North Bay facility and GPU mining) as of December 31, 2022, an increase of 25.0% in hashrate compared to December 31, 2021. The Drumheller facility experienced diminished production as a result of electrical issues.

•
On November 9, 2022, the Company delivered a notice of event of default to VPC. VPC failed to achieve certain key operational milestones by the dates contemplated under the terms of the power purchase agreement (“PPA”) it entered into with the Company in respect of the Company’s North Bay mining facility. VPC also demanded that the Company make payments for delivery of energy that are higher than those negotiated under the terms of the PPA. VPC subsequently suspended delivery of energy to the Company’s North Bay mining facility and delivered a notice of event of default alleging that the Company failed to make certain payments related to the delivery of energy to the facility. The Company subsequently notified VPC that it intended to proceed to mediation pursuant to the terms of the PPA.

•
The Company appointed Shenif Visram, CPA, CMA as Chief Financial Officer (“CFO”) on December 12, 2022. With more than 20 years of financial management experience in the infrastructure and technology sectors, Shenif brings a wealth of leadership expertise working in medium and large public and private companies.

EVENTS SUBSEQUENT TO 2022

•
On January 25, 2023, the Company filed a statement of claim (“Statement of Claim”) in the Superior Court of Justice of Ontario against Validus for failure to meet its contractual obligations under the PPA. The Company is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
•
On February 6, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and Hut 8 Holdings Inc., will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the common shares of the Company on a 5:1 basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common and preferred stock of USBTC, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on the Nasdaq Stock Exchange (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.

•	On February 9, 2023, the Company received a notice of termination from Validus of the Company’s lease at the North Bay facility.

•
On February 21, 2023, the Company announced that it received a statement of defence and counterclaim (collectively the “Counterclaim”) from Validus. In addition to denying the majority of allegations in the Company’s Statement of Claim, Validus has brought counterclaims against the Company and is seeking monetary damages. The Company intends to pursue the claims set out in its Statement of Claim. While the Company believes that the Counterclaim is meritless and intends to vigorously prosecute the aforementioned  matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
PART II – REVIEW OF FINANCIAL RESULTS

2022 OPERATING RESULTS SUMMARY

For the periods ended December 31	Three months ended				Twelve months ended
(CAD thousands, except per share amounts)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenue	$21,833	$57,901	$(36,068)	(62%)	$150,682	$173,774	$(23,092)	(13%)
Cost of revenue	(45,206)	(27,334)	(17,872)	65%	(175,649)	(84,976)	(90,673)	107%
Gross profit (loss)	(23,373)	30,567	(53,940)	(176%)	(24,967)	88,798	(113,765)	(128%)
Gross profit margin	(107%)	53%			(17%)	51%

General and administrative expenses	(14,793)	(14,093)	(700)	5%	(49,821)	(40,265)	(9,556)	24%
Gain on disposition of digital assets	–	–	–	–	–	182	(182)	(100%)
Impairment	(113,876)	–	(113,876)	–	(113,876)	–	(113,876)	–
Operating income (loss)	(152,042)	16,474	(168,516)	(1023%)	(188,664)	48,715	(237,379)	(487%)

Foreign exchange gain (loss)	252	(1,741)	1,993	(114%)	(1,276)	(3,143)	1,867	(59%)
Net finance income (expense)	(1,970)	326	(2,296)	(704%)	(6,670)	1,498	(8,168)	(545%)
Amortization	–	–	–	0%	(648)	–	(648)	0%
Gain (loss) on revaluation of warrants liability	4,306	(114,161)	118,467	(104%)	98,810	(114,161)	212,971	(187%)
Gain (loss) on revaluation of digital assets	(37,214)	–	(37,214)	–	(134,772)	–	(134,772)	–
Net (loss) income before tax	(186,668)	(99,102)	(87,566)	88%	(233,220)	(67,091)	(166,129)	248%

Deferred income tax (expense) recovery	–	(12,076)	12,076	(100%)	(9,593)	(5,620)	(3,973)	71%
Net (loss) income	(180,668)	(111,178)	(75,490)	68%	(242,813)	(72,711)	(170,102)	234%

Net (loss) income per share:
- basic	$(0.90)	$(0.67)			$(1.29)	$(0.54)
- diluted	$(0.90)	$(0.67)			$(1.29)	$(0.54)

Three months ended December 31, 2022 versus December 31, 2021

Revenue for the quarter ended December 31, 2022, was $21.8 million compared to $57.9 million in the prior year period. The decrease was primarily driven by the Company’s digital asset mining operations, where the Company mined 698 Bitcoin and generated $17.3 million of digital asset mining revenue, versus 789 Bitcoin mined and $55.5 million of revenue in the prior year period. The decrease in digital asset mining revenue is due to the Bitcoin price decrease versus the comparative period, a decreased number of Bitcoin mined due to electrical issues at the Company’s Drumheller facility, and digital asset mining curtailments at the Company’s Drumheller facility. The mining operations at the Company’s North Bay facility were suspended during the fourth quarter of 2022 compared to no active North Bay mining operations during the same quarter in 2021, as the North Bay facility was not online yet for the quarter ended December 31, 2021. The Bitcoin price decease in the quarter resulted in average revenue per Bitcoin mined of approximately $24,900 for the fourth quarter of 2022 compared to approximately $70,400 in the fourth quarter of 2021. The Company’s hosting services and HPC business contributed $nil and $4.5 million of revenue in the current quarter compared to $2.4 million and $nil in the comparative period, respectively. The Company stopped providing the hosting services in the second quarter of 2022.

Cost of revenue consists of site operating costs and depreciation and was $45.2 million for the fourth quarter of 2022 compared to $27.3 million in the prior year period. Site operating costs of $16.2 million, $2.2 million of which relates to HPC operations, consisted primarily of electricity costs as well as operational personnel, network monitoring, and equipment repair and maintenance costs. The average site operating cost to mine each Bitcoin for the fourth quarter of 2022 was approximately $20,100, compared to approximately $22,800 in the prior year for the same period, with the slight decrease primarily due to the deployment of more efficient digital asset miners at the Company’s mining facilities, partially offset by increased network difficulty. Depreciation expense increased to $29.0 million during the fourth quarter of 2022 compared to $9.3 million in the same period of 2021, driven by the increased number and overall cost of miners deployed and the new mining infrastructure put into service at North Bay during the year and $1.6 million of additional depreciation from the newly acquired HPC operations.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Gross loss was $23.4 million and negative gross profit margin was 107% during the fourth quarter in 2022 as compared to a gross profit of $30.6 million and a gross profit margin of 53% in the same period in 2021. The decrease in gross profit compared to the same period in the prior year is primarily due to the decrease in average price of Bitcoin, increased network difficulty, higher average power prices in Alberta, less Bitcoin mined due to electrical issues at the Company’s Drumheller facility and the mining curtailments at the Company’s Drumheller facility, and increased depreciation due to more miners deployed, partially offset by deployment of more efficient miners, which allowed the Company to increase its Bitcoin production.

General and administrative expenses were $14.8 million in 2022 compared to $14.1 million in the prior year period. Included in general and administrative expenses are $2.0 million of expenses attributable to the newly acquired HPC operations. The increase in expenses is primarily driven by a lower sales tax expense, partially offset by higher general, marketing, office & other expense, insurance expense, and salary and benefits expense. Sales tax expense decreased by $3.9 million due to decreased taxable purchases and capitalization of sales taxes on miners received compared to the comparative period. General, marketing, office & other expense increased from $1.9 million to $3.3 million primarily due to increased rent and marketing expenses. Insurance expense increased from $1.0 million to $1.7 million, reflecting a combination of increased premiums driven by global insurance markets, an expansion of director and officer liability insurance and incremental coverage related to HPC operations. Salary and benefits expense increased from $0.8 million to $2.0 million, primarily driven by increased headcount largely due to HPC operations. One-time transaction costs increased by $1.5 million to $3.5 million in the quarter ended December 31, 2022 as compared to the comparative period, and included expenses incurred to explore non-organic growth opportunities and other one-time transactions.

The Company recorded a non-cash impairment charge of $113.9 million, comprised of $98.6 million related to its digital asset mining cash generating units (“CGUs”) and $15.2 million related to its GPU mining group of assets during the three months ended December 31, 2022. All impairment recorded in the year ended December 31, 2022 was during the fourth quarter of 2022. For more details on the impairment recorded during the fourth quarter of 2022, please see the year ended December 31, 2022 versus December 31, 2021 discussion below.

Foreign exchange gain increased to $0.3 million during the three months ended December 31, 2022, compared to a foreign exchange loss of $1.7 million during the same period in 2021, due to favorable movement in foreign exchange rates on foreign denominated balance.

Net finance expense was $2.0 million during the fourth quarter of 2022 compared to a finance income of $0.3 million during the fourth quarter of 2021. The increase in net finance expense is due to the suspension of Bitcoin lending arrangements prior to the fourth quarter of 2022 which were active in the same period prior year. These lending arrangements generated $nil in finance income in the fourth quarter of 2022 compared to $0.7 million in the fourth quarter of 2021. The Company incurred finance expense of $2.0 million on outstanding loans and leases in the fourth quarter of 2022 compared to $0.4 million in the fourth quarter of 2021. The increase in finance expense is due to interest incurred on equipment financing loans payable and the recognition under IFRS 16 – Lease of five new leases related to the HPC data centre sites, the lease for the Company’s North Bay mining facility and equipment leases.

The Company recorded a non-cash gain on revaluation of warrant liability of $4.3 million during the fourth quarter of 2022 compared to a loss on revaluation of warrant liability of $114.2 million during the fourth quarter of 2021. The Company did not issue warrants during 2022. The Company issued warrants during 2021, some of which were recorded as a liability on the Company’s balance sheet and subsequently measured at fair value on December 31, 2022 and December 31, 2021. The decrease in fair value during the fourth quarter of 2022 is primarily due to the decrease in the price of the Company’s common shares during the quarter ended December 31, 2022 and minimal expected life of certain warrants as at December 31, 2022 that subsequently expired on January 13, 2023. The increase in fair value during the fourth quarter of 2021 is primarily due to increase in the price of the Company’s common shares during the quarter ended December 31, 2021. The price of the Company’s common shares and expected life are two of the several inputs used to assess the fair value on December 31, 2022 and December 31, 2021.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
The Company recorded a $37.2 million non-cash loss on revaluation of its digital assets during the quarter ended December 31, 2022 as a result of the decrease in price of Bitcoin in a quarter-end over quarter-end basis.

Deferred income tax expense for the three months ended December 31, 2022, was $nil, compared to a deferred income tax expense of $12.1 million for the same period in 2021. The decrease in income tax expense was due to $nil taxable income for the quarter.

Net loss was $186.7 million and net loss per share was $0.90 for the three months ended December 31, 2022, compared with net loss of $111.2 million and net loss per share of $0.67 for the same period in 2021. The change was primarily driven by the lower gross profit previously noted, impairment of $113.9 million, and loss on revaluation of digital assets of $37.2 million recorded to income due to the decline in Bitcoin price.

Year ended December 31, 2022 versus December 31, 2021

Revenue for the year ended December 31, 2022, was $150.7 million compared to $173.8 million in the prior year. The decrease was primarily driven by the Company’s digital asset mining operations, where the Company mined 3,568 Bitcoin and generated $133.0 million of revenue for the year ended December 31, 2022, versus 2,786 Bitcoin mined and $165.4 million of revenue in the prior year. The Company mined an increased number of Bitcoin due to the additional miners deployed at the Company’s new North Bay facility and by deploying additional higher efficiency miners at Drumheller and Medicine Hat during 2022. This was partially offset by electrical issues at the Company’s Drumheller facility which impacted Bitcoin production, digital asset mining curtailments at the Company’s Drumheller facility, and the suspension of mining operations at the Company’s North Bay facility during the fourth quarter of 2022. The Company mined an increased number of Bitcoin compared to the prior year despite the significant year-over-year increase in Bitcoin network difficulty. The Bitcoin price decrease during the year resulted in average revenue per Bitcoin mined of approximately $37,300 for 2022 compared to average revenue per Bitcoin mined of approximately $59,400 in 2021. The Company’s hosting services and HPC business contributed $0.8 million and $16.9 million of revenue during the year compared to $8.4 million and $nil in the prior year, respectively. Hosting services revenue decreased due to the Company’s acquisition of the remaining hosted ASIC miners during 2022. The Company acquired the HPC business during the fiscal year 2022.

Cost of revenue consists of site operating costs and depreciation and was $175.6 million for the year ended December 31, 2022, compared to $85.0 million in the prior year. Site operating costs of $81.8 million, $8.4 million of which relates to HPC operations, consist primarily of electricity costs as well as operational personnel, network monitoring, and equipment repair and maintenance costs. The average site operating costs of mining each Bitcoin for 2022 was approximately $20,600, compared to approximately $22,100 in the prior year period, with the decrease primarily due to the deployment of more efficient miners at the Company’s mining facilities, partially offset by higher energy prices in the year and increased network difficulty as compared to the prior year. Depreciation expense increased to $93.9 million during 2022 compared to $23.3 million in 2021, driven by the increased number and overall cost of miners deployed and the new mining infrastructure put into service at North Bay during the year along with $5.1 million of additional depreciation from the newly acquired HPC operations.

Gross loss was $25.0 million and negative gross profit margin was 17% during the year ended December 31, 2022 compared to gross profit of $88.8 million and a gross profit margin of 51% for the same period in 2021. The decrease is due to Bitcoin Price reduction during 2022, increase in Bitcoin network difficulty, higher energy prices in the year, and increased depreciation driven by the increased number and overall cost of miners deployed and the new mining infrastructure put into service at North Bay during the year, partially offset by the deployment of more efficient miners, which allowed the Company to increase its Bitcoin production.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
General and administrative expenses were $49.8 million in 2022 compared to $40.3 million in the prior year. Included in general and administrative expenses are $6.2 million of expenses attributable to the newly acquired HPC operations. The increase in costs is driven by professional fees expense, general, marketing, office & other expense, insurance expense, and salary and benefits expense to support the Company’s growth and vision. Professional fees increased by $2.1 million primarily as a result of increased legal and consulting spend. General, marketing, office & other expense increased from $3.6 million to $8.5 million primarily due to increased marketing, sponsorship expenses, and travel expenses. Insurance expense increased from $2.6 million to $6.0 million, reflecting a combination of increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance and incremental coverage related to the HPC operations. Salary and benefits expense increased from $4.0 million to $7.8 million, primarily driven by increased headcount largely due to HPC operations. The increase was partially offset by lower investor relations and regulatory costs as the prior year included costs associated with the Company’s listing on the Nasdaq Global Select Market and various capital markets initiatives. One-time transaction costs of $5.1 million in 2022 included $1.1 million in acquisition costs related to the HPC business acquisition, expenses incurred to explore non-organic growth opportunities, and other one-time transactions.

Gain on disposition of digital assets was $nil in 2022 compared to a gain of $0.2 million in 2021. The decrease is due to the Company’s decision to not dispose of any Bitcoin in 2022.

The Company recorded a non-cash impairment charge of $113.9 million during the year ended December 31, 2022 comprised of $98.6 million related to its digital asset mining CGUs and $15.2 million related to its GPU mining group of assets. The Company noted that there are three CGUs in its digital asset mining business: Medicine Hat, Drumheller, and North Bay. As per IAS 36 Impairment of Assets, the Company assessed if indicators of impairment exist for any of the CGUs and noted that indicators of impairment exist for its digital asset mining CGUs due to depressed digital asset mining economics, specifically decline in the price of Bitcoin throughout periods during the year ended December 31, 2022. The Company determined the recoverable amount of its three CGUs to be value in use (“VIU”) based on a discounted cash flow model. The Company noted that the carrying value exceeded the recoverable amount of the three CGUs by $98.6 million and recorded the difference as non-cash impairment charge.

Due to the Ethereum Merge during the year ended December 31, 2022, the Company’s GPU mining group of assets were unable to mine the Ethereum network, and the Company was unable to find an alternative digital asset to mine that was profitable using the GPU mining group of assets. The Company valued the GPU mining group of assets using the fair value less cost to sell (“FVLCS”) method and determined that the carrying value exceeded the recoverable amount of the GPU mining group of assets by $15.2 million and recorded the difference as non-cash impairment charge. The Company did not record any impairment charges or reversals during the year ended December 31, 2021.

Foreign exchange loss decreased to $1.3 million during the year ended December 31, 2022 compared to $3.1 million during the year ended December 31, 2021, due to movement in foreign exchange rates.

Net finance expense was $6.7 million for the year ended December 31, 2022, compared to a finance income of $1.5 million for the year ended December 31, 2021. The increase in net finance expense is due to the suspension of Bitcoin lending arrangements during 2022, which decreased the finance income of $0.9 million in 2022 compared to $2.9 million in 2021. The Company incurred finance expense of $7.6 million on outstanding loans and leases in 2022 compared to $1.4 million in 2021. The increase in finance expense is due to interest incurred on equipment financing loans payable and the recognition under IFRS 16 – Lease of five new leases related to the HPC data centre sites, the lease for the Company’s North Bay mining facility and equipment leases.

The Company recorded a non-cash gain on revaluation of warrant liability of $98.8 million during 2022 compared to a loss on revaluation of warrant liability of $114.2 million during 2021. The Company did not issue warrants during 2022. The Company issued warrants during 2021, some of which were recorded as a liability on the Company’s balance sheet and subsequently measured at fair value on December 31, 2022 and December 31, 2021. The decrease in fair value during 2022 is primarily due to the decrease in the price of the Company’s common shares during 2022 and minimal expected life of certain warrants as at December 31, 2022 that subsequently expired on January 13, 2023. The increase in fair value during 2021 is primarily due to the increase in the price of the Company’s common shares during the year ended December 31, 2021. The price of the Company’s common shares and expected life are two of the several inputs used to assess the fair value on December 31, 2022 and December 31, 2021.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
The Company recorded a $134.8 million non-cash loss on revaluation of its digital assets during the year ended December 31, 2022, as a result of the decrease in price of Bitcoin. The Company incurred a total non-cash loss of $253.4 million on the revaluation of the Company’s holdings of Bitcoin, of which $118.6 million was offset against the accumulated gain recorded in other comprehensive income and the remaining $134.8 million non-cash loss was recorded as a loss in the statement of operations and comprehensive income.

Deferred income tax expense for the year ended December 31, 2022, was $9.6 million, compared to a deferred income tax expense of $5.6 million for the same period in 2021. The increase in deferred tax expense was due to higher taxable income.

Net loss was $242.8 million and net loss per share was $1.29 for the year ended December 31, 2022, compared to net income of $72.7 million and net income per share of $0.54 in 2021. The change was primarily driven by the lower gross profit previously noted, impairment of $113.9 million, and loss on revaluation of digital assets of $134.8 million recorded to income due to the decline in Bitcoin price.

SUMMARY OF QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended (CAD thousands, except per share amounts)	Dec 31, 2022 Q4	Sep 30, 2022 Q3	Jun 30, 2022 Q2	Mar 31, 2022 Q1	Dec 31, 2021 Q4	Sep 30, 2021 Q3	Jun 30, 2021 Q2(i)	Mar 31, 2021 Q1(i)
Revenue	$21,833	$31,671	$43,845	$53,333	$57,901	$50,341	$33,549	$31,983
Net income (loss)	(186,668)	(23,786)	(88,067)	55,708	(111,178)	23,374	(4,040)	19,134

Net income (loss) per share:
- Basic	$(0.90)	$(0.12)	$(0.49)	$0.33	$(0.67)	$0.16	$(0.03)	$0.17
- Diluted	$(0.90)	$(0.12)	$(0.49)	$0.31	$(0.67)	$0.15	$(0.03)	$0.15
(i) Certain comparative figures have been reclassified to conform with this presentation. The revaluation of loan receivable, and associated tax impact, for the three months ended June 30, 2021, and March 31, 2021, were reclassified to other comprehensive income.

Generally, the revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income (loss). Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

In the quarter ended December 31, 2022, the Company mined 698 Bitcoin at an average revenue per Bitcoin mined of $24,900, contributing $17.3 million to revenue. The Company also earned $4.5 million from the HPC line of business. The net loss of $186.7 million was predominately driven by impairment of digital asset mining CGUs and GPU mining group of assets of $113.9 million, decline in revenue due to reduction in the Bitcoin price, non-cash revaluation loss of digital assets recorded to income, and increased general and administrative expenses associated with the growth of the business and costs related to the HPC operations.

In the quarter ended September 30, 2022, the Company mined 982 Bitcoin at an average revenue per Bitcoin mined of $27,800, contributing $27.3 million to revenue. The Company also earned $4.4 million from the high performance computing line of business. The net loss of $23.8 million was predominantly driven by a decline in revenue, increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended June 30, 2022, the Company mined 946 Bitcoin at an average revenue per Bitcoin mined of $41,300, contributing $39.1 million to revenue. The Company also earned $4.7 million from the high performance computing line of business. The net loss of $88.1 million was predominantly driven by a non-cash loss of $104.9 million related to the revaluation of the Company’s Bitcoin holdings, which was partially offset by a $43.3 million non-cash gain on revaluation of warrants, and increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the HPC operations.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
In the quarter ended March 31, 2022, the Company mined 942 Bitcoin at an average revenue per Bitcoin mined of $52,300, contributing $49.3 million to revenue. The Company also earned $3.3 million from its newly acquired high performance computing line of business. The net income of $55.7 million was attributable to the increase in revenue, as well as a $54.1 million non-cash gain on revaluation of warrants. These were partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended December 31, 2021, the Company mined 789 Bitcoin at an average revenue per Bitcoin mined of $70,300, contributing $55.5 million to revenue. The Company also earned $2.4 million from its hosting clients. The Company purchased one of its hosting customer’s equipment during the fourth quarter of 2021 and deployed the equipment to mine digital assets. The Company incurred a net loss of $111.2 million as the increase in revenue was more than offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and transaction costs related to the data center business and a $114.2 million non-cash loss on revaluation of warrant liability.

In the quarter ended September 30, 2021, the Company mined 905 Bitcoin at an average revenue per Bitcoin mined of $52,900, contributing $47.9 million to revenue. The net income of $23.4 million was driven by the revenue generated from the Company’s mining operations, partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business.

In the quarter ended June 30, 2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,700, contributing $31.4 million to revenue. The net loss of $4.0 million occurred as a result of $12.6 million of deferred tax expense and $8.8 million in general and administrative expenses associated with the Company’s growth and expansion. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to the quarter ended March 31, 2021 expense of $5.8 million.

In the quarter ended March 31, 2021, the Company mined 539 Bitcoin at an average revenue per Bitcoin mined of $56,700, contributing $30.6 million to revenue. Net income of $19.1 million was due to the revenue generated, partially offset by site operating costs, and general and administrative expenses.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
PART III – NON-IFRS MEASURES

NON-IFRS MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS and therefore, are considered non-IFRS measures. They are not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “Mining Profit” and “Adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Management’s use of these measures are discussed further below.

The tables below reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the annual consolidated statement of operations and comprehensive income and annual consolidated statement of cash flows included in the  consolidated financial statements for the years ended December 31, 2022 and 2021.

Mining Profit

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and HPC operations. Mining Profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining Profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross profit (loss) to our non-IFRS measure, Mining Profit:

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands)	2022	2021	2022	2021
Gross profit (loss)	$(23,373)	$30,567	$(24,967)	$88,798

Add (deduct):
Revenue from hosting	–	(2,352)	(751)	(8,376)
Revenue from high performance computing	(4,487)	–	(16,891)	–
Site operating costs attributable to hosting	–	1,616	797	4,417
Site operating costs attributable to high performance computing	2,189	–	8,378	–
Depreciation	29,004	9,315	93,880	23,288
Mining Profit	$3,333	$39,146	$60,446	$108,127

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
The following table reconciles net income (loss) to our non-IFRS measure, Adjusted EBITDA:

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands)	2022	2021	2022	2021
Net income (loss)	$(186,668)	$(111,178)	$(242,813)	$(72,711)

Add (deduct):
Net finance (income) costs	1,970	(326)	6,670	(1,498)
Depreciation and amortization	29,004	9,315	94,528	23,288
Impairment	113,876	–	113,876	–
Share based payment	1,742	2,550	6,913	9,876
Gain on disposition of digital assets	–	–	–	(182)
Foreign exchange (gain) loss	(252)	1,741	1,276	3,143
Share based payment taxes withholding	–	–	–	1,246
One-time transaction costs	3,505	2,033	5,116	2,956
Deferred income tax expense	–	12,076	9,593	5,620
Sales tax expense	–	4,892	913	10,694
Revaluation loss of digital assets	37,214	–	134,772	–
(Gain) loss on revaluation of warrants	(4,306)	114,161	(98,810)	114,161
Adjusted EBITDA	$(3,915)	$35,264	$32,034	$96,593

For the three months ended December 31, 2022, Adjusted EBITDA was negatively impacted by three factors.  Firstly, the suspension of mining activities at the North Bay mining site impacted the quantity of Bitcoin mined in the period. Secondly, electrical issues and a sharp increase in power rates at the Drumheller site occurred in the quarter, which resulted in lower profitability, higher than normal levels of curtailing, and less Bitcoin mined. Lastly, a further reduction of Bitcoin prices had a negative impact on revenue and Adjusted EBITDA.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
PART IV - FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASHFLOW INFORMATION

The following table provides an overview of the Company’s cash flows for the years indicated:

For the years ended December 31
(CAD thousands)	2022	2021
Net cash provided by (used in):
Operating activities	$(105,034)	$(80,241)
Investing activities	(103,608)	(235,067)
Financing activities	99,826	455,841
Increase (decrease) in cash	$(108,816)	$140,533

Net cash used in operating activities for the year ended December 31, 2022, was $105.0 million, compared to cash provided by operating activities of $80.2 million in the prior year. The difference is primarily attributed to the increase in cost of revenue, mainly driven by higher power prices and an increased number of Bitcoin mined, and increased general and administrative expenses.

Cash used in investing activities for the year ended December 31, 2022, amounted to $103.6 million, versus $235.1 million in the prior year. The decrease was driven by the lower level of net spending on digital asset mining equipment, partially offset by the $30.2 million acquisition of the HPC business, investment in HPC-related plant and equipment and completion of construction of the North Bay site.

Cash provided by financing activities for the year ended December 31, 2022, was $99.8 million, consisting of proceeds received from the February ATM and August ATM, which contributed net proceeds of $124.9 million. Further financing activities in the year ended 2022 include $16.4 million in repayments of equipment financing loans consisting of Trinity Capital Inc. (“Trinity”) and Foundry Digital LLC (“Foundry”) loan repayments, with the latter being fully repaid during 2022. This compares to cash provided by financing activities of $455.8 million in the prior year, reflecting offerings of an aggregate $390.9 million completed in January 2021, June 2021 and September 2021, $49.4 million of proceeds from the exercise of warrants and options, and draws from equipment financing of $56.4 million, which were partially offset by $25.4 million in loan repayments.

The Company may be able to access additional liquidity through the issuance of securities, drawing down on existing debt facilities and/or the sale of digital assets. The Company manages and continually monitors its commitments and contractual obligations to ensure that these can be met with funding provided by capital resources available. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the profitability of digital asset mining, our ability to meet our debt covenants, and general economic, financial and other factors, including factors beyond our control such as the pandemic, inflation and recessionary conditions. See “Forward-Looking Statements” and “Risks and Uncertainties”.

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
FINANCIAL POSITION

The following is a summary of key balance sheet items as at the following period ends:

As at (CAD thousands)	December 31, 2022	December 31, 2021
Cash	$30,515	$140,127
Accounts receivable and other	1,589	647
Digital assets	203,627	323,946
Current and long-term deposits and prepaid expenses	37,112	159,862
Plant and equipment	124,959	96,126
Intangible assets and goodwill	15,135	–
Accounts payable and accrued liabilities	13,916	9,569
Current and long-term lease liabilities	21,298	643
Current and long-term loans payable	26,121	40,051
Warrant liability	212	99,021
Deferred tax liabilities	–	5,456
Total shareholders’ equity	351,390	565,968

Cash

As of December 31, 2022, the Company had cash on hand of $30.5 million compared to $140.1 million as of December 31, 2021. The changes in cash are discussed above in the summary of cash flow activities.

Accounts receivable and other

The Company’s accounts receivable and other balance increased by $0.9 million primarily due to acquisition of the high performance computing operation.

Digital assets

Total digital assets as of December 31, 2022, had a fair market value of $203.6 million (December 31, 2021 – $323.9 million) and consists of 9,086 Bitcoin (December 31, 2021 – 5,518 Bitcoin). The decrease in digital assets value was due to the decrease in Bitcoin price, which was $22,412 as at December 31, 2022, compared to $58,707 as at December 31, 2021, partially offset by the increase in the number of Bitcoin held by the Company’s mining activities, where the Company mined 3,568 Bitcoin during the twelve-months ended December 31, 2022 (December 31, 2021 – 2,786). The digital assets balance as at December 31, 2022 was fully unencumbered and held in custody whereas the digital asset balance as at December 31, 2021, included 2,000 Bitcoin subject to lending arrangements. The fair market value of the digital assets loaned as at December 31, 2022 was $nil million (December 31, 2021 – $117.4 million). Details of the Bitcoin lending arrangements in place as at December 31, 2021, are described as follows:

•
The Company entered into a master borrow agreement on January 6, 2021, which was subsequently amended on August 24, 2021, pursuant to which the Company provided Genesis Global Capital, LLC (“Genesis”) with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.00% per annum. The 1,000 Bitcoin that were loaned to Genesis were returned to the Company on May 12, 2022, and no Bitcoin is currently loaned by the Company to Genesis pursuant to the master borrow agreement or any other similar arrangement.

•
The Company entered into a master digital currency loan agreement on April 27, 2021, which was subsequently amended on September 30, 2021, pursuant to which the Company provided Galaxy Digital LLC (“Galaxy”) with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.25% per annum.  The 1,000 Bitcoin that were loaned to Galaxy were returned to the Company on May 12, 2022, and no Bitcoin is currently loaned by the Company to Galaxy pursuant to the master digital currency loan agreement or any other similar arrangement. The Company entered into a revolving credit agreement with Galaxy on April 27, 2021, which was subsequently amended on September 30, 2021, that provides access to an uncommitted US$50.0 million revolving credit facility which, upon posting digital asset collateral, the Company may draw upon as an additional source of liquidity, but there is no certainty that market conditions will allow the Company to access the facility on commercially reasonable terms, or at all. The Company has not drawn any funds from the revolving credit agreement or posted any related collateral as at the date of this MD&A.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Deposits and prepaid expenses

The Company’s deposits and prepaid expenses balance decreased by $122.8 million, primarily due to $110.8 million in equipment deposits with respect to equipment orders including certain digital asset mining servers and infrastructure that were applied against received plant and equipment in 2022 and $24.4 million in deposits applied against the build out of the North Bay Site.

Plant and equipment

The Company’s plant and equipment increased by $28.8 million to $125.0 million, and was mainly driven by $157.2 million of mining servers and $35.2 million of mining infrastructure being put into service, and acquisition of $23.2 million of assets from the newly acquired high performance computing operations. This was partially offset by $93.9 million in depreciation and $113.9 million of non-cash impairment recorded during the year ended December 31, 2022

Intangible assets and goodwill

The Company’s intangibles and goodwill balance relates to the Company’s acquisition of high performance computing operations. The Company recorded $3.6 million in customer relationships, net of amortization, and $11.5 million of goodwill as at December 31, 2022.

Lease liabilities

The current and long-term lease liabilities increased by $20.7 million due to recognition of ten new leases under IFRS 16 – Leases, five of which were assumed as part of the high performance computing acquisition, one of which relates to the Company’s mining site in North Bay, Ontario and four of which relates to computer and network equipment to facilitate the Company’s growth.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $4.3 million. The increase is mostly due to timing of the payments to the vendors and additional trade payables and accruals from the newly acquired high performance computing line of  business.

Loans payable

The loan payable amount decreased by $14.0 million to $26.1 million as of December 31, 2022 compared to $40.1 million as of December 31, 2021. The decrease is primarily due to the equipment financing repayments of the Trinity and Foundry loans. The loan with Trinity is repayable over 36 months and carries a nominal interest rate of 9.5%, while the Foundry loan had two tranches outstanding with terms of twelve months at a nominal interest rate of 16.5%. The Company fully repaid its equipment financing loan with Foundry during the year ended December 31, 2022.

Warrant liability

The warrant liability decreased by $98.8 million due to the decline in the price of the Company’s common shares during the year ended December 31, 2022 and minimal expected life of certain warrants as at December 31, 2022, which subsequently expired on January 13, 2023. The price of the Company’s common shares and expected life are key inputs in the valuation of the warrant liability.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Deferred tax liabilities

The Company’s deferred tax liabilities decreased by $5.5 million due to deferred tax expense incurred on the taxable income for year ended December 31, 2022. As at December 31, 2022, the Company had non-capital loss carryforwards of $131.5 million (December 31, 2021 – $14.7 million) that may be used to offset future taxable income and will expire in periods between 2033 and 2041. The Company also has access to other tax attributes totaling $15.7 million (December 31, 2021 – $21.9 million). Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

Total shareholders’ equity

Shareholders’ equity decreased from $566.0 million as at December 31, 2021, to $351.4 million as at December 31, 2022, primarily driven by the net loss for the year ended December 31, 2022, unrealized non-cash loss associated with the revaluation of digital assets held by the Company, partially offset by the increase in share capital stemming from issuances of common shares pursuant to the February ATM and August ATM.

As a result of the changes in current assets and current liabilities discussed above, working capital decreased by $226.5 million from $442.0 million as at December 31, 2021 to $215.5 million as at December 31, 2022.

CAPITAL RESOURCES

For the periods ended December 31
(CAD thousands)	2022	2021
Cash	$30,515	$140,127
Loans payable	26,121	40,051
Shareholders’ equity	351,390	565,968

Loans Payable

The Company had the following loans payable during the year ended December 31, 2022:

Trinity

The Company has a loan outstanding as at December 31, 2022, of $27.1 million with Trinity (December 31, 2021 – $34.2 million), and deferred financing costs of $1.0 million (December 31, 2021 – $1.1 million). The loan bears a nominal interest rate of 9.5% and is secured against the financed equipment. During the year ended December 31, 2022, the Company made principal payments totaling $10.5 million (US$8.1 million), interest payments of $4.3 million (US$3.3 million), recorded deferred finance cost amortization of $0.5 million (US$0.4 million), and recorded a foreign exchange loss of $2.0 million, net of deferred financing costs. During the year ended December 31, 2021, the Company made prepayments of $2.4 million (US$1.9 million) and recorded a foreign exchange gain of $0.3 million, net of deferred financing costs.

Foundry

The Company fully repaid its equipment financing loan with Foundry during the year ended December 31, 2022. The security interest against the financed equipment was released concurrent with the repayment.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Share Capital

As at the date of this MD&A, the Company has issued, and outstanding share capital composed of 221,031,254  common shares, 115,000 stock options, 28,917 warrants recorded in equity, 11,285,001 warrants recorded as a financial liability, 8,104,779 restricted share units, and 256,315 deferred share units.

Pursuant to the February ATM, and during the year ended December 31, 2022, the Company issued 24,429,460 common shares totaling $82.9 million (US$65.0 million) and incurred $2.2 million (US$1.7 million) in issuance costs.

Pursuant to the August ATM, and during the year ended December 31, 2022, the Company issued 25,216,908 common shares totaling $45.1 million (US$33.6 million) and incurred $1.0 million (US$0.8 million) in issuance cost. Between December 31, 2022 and the date of the MD&A, the Company has not issued any common shares under the August ATM.

Commitments

The Company has an open term uncommitted revolving credit facility with Galaxy with a facility size of up to US$50.0 million which, upon posting digital asset collateral, the Company may draw on as an additional source of liquidity. As at December 31, 2022, the facility has an outstanding balance of $nil (December 31, 2021 – $nil) and the Company has not posted any collateral in connection with the facility.

The Company does not have any material contractual obligations other than those described in this MD&A.

CAPITAL MANAGAMENT

The Company’s capital currently consists of common shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally-imposed capital requirements to which it is subject. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s assets. To maintain or adjust the capital structure, the Company may attempt to issue new securities. See “Forward-Looking Statements” and “Risks and Uncertainties” of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

SELECTED ANNUAL INFORMATION

For the years ended December 31
(CAD thousands)	2022(ii)	2021	2020(ii)
Revenue	$150,682	$173,774	$40,711
Net (loss) income(i)	(242,813)	(72,711)	19,040
Net (loss) income per share (basic)(i)	(1.29)	(0.54)	0.20
Net (loss) income per share (diluted)(i)	(1.29)	(0.54)	0.20
Total assets	412,937	720,708	145,202
Loans payable	26,121	40,051	25,464

(i)
The Company recorded a $98.8 million (December 31, 2021 – $114.2 million non-cash loss) non-cash gain on revaluation of warrant liability during the year ended December 31, 2022. These items are non-cash and non-recurring in nature. Refer to Adjusted EBITDA reconciliation in Part III, Non-IFRS measures.

(ii)
The Company recorded a non-cash impairment charge of $113.9 during the year-ended December 31, 2022. The Company recorded a reversal of impairment charge of $13.2 million during the year ended December 31, 2020.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
ENVIRONMENTAL, SOCIAL AND GOVERNANCE OBJECTIVES

Hut 8 has continued to pursue its ESG objectives from December 2021 as a part of its efforts to lead the global industry in innovation, inclusivity and sustainability. The primary objectives are centered around a suite of goals that extend to all aspects of corporate social responsibility including:

•	Achieving carbon neutrality for scope 1 & 2 greenhouse gas emissions by 2025;
•	Reducing emissions through technological and operational innovation;
•	Fostering workplace health and safety and maintaining zero total recordable incidents;
•	Maintaining executive management team gender diversity of over 40% women;
•	Maintaining board gender diversity representation of over 30% women;
•	Continuing to be compliant with public company reporting and disclosure requirements; and
•	Supporting and partnering with non-profit and charitable organizations that drive positive social impact and climate change efforts.

Hut 8's approach to ESG will adapt based on new data and insights, which are consistent and in line with our near and long-term business strategy. The Company's long-term strategy will include actions focused on renewable energy and continued collaboration with suppliers to further reduce emissions.

In taking a proactive role in driving progress for the digital asset industry, Hut 8 became a founding member of the Bitcoin Mining Council in 2021. The Bitcoin Mining Council is a voluntary group of digital asset miners that promotes energy usage transparency and encourages the use of renewable energy sources. Additionally, Hut 8 joined the Crypto Climate Accord, which is the result of a collaborative effort inspired by the Paris Climate Agreement. As part of Hut 8's ESG goals, the Company will be referencing its disclosures against the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) and intends to progressively enhance these disclosures over time.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
PART V - RISKS

RISKS AND UNCERTAINTIES

For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section of the AIF.

Competition from the emergence or growth of other digital assets or methods of investing in Bitcoin could have a negative impact on the price of Bitcoin and adversely affect the value of the Company's assets.

Digital assets are measured using level two fair values, determined by taking the closing price per digital asset from Coinmarketcap.com.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its balance of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently primarily consist of Bitcoin. Demand for Bitcoins is driven, in part, by its status as the most prominent and secure digital asset. It is possible that a digital asset other than Bitcoin could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoins, which could have a negative impact on the price of Bitcoins.

Despite the marked first mover advantage of the Bitcoin network over other digital assets, it is possible that an alternative coin could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the core developers or a perceived advantage of an altcoin that includes features not incorporated into Bitcoin. If an alternative coin obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce Bitcoin's market share and have a negative impact on the demand for, and price of, Bitcoins.

The Company may experience a concentration of credit risk.

The Company’s digital assets subject to lending arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As at December 31, 2022, the Company has not incurred a material loss on any of its digital assets subject to lending arrangements, as there were no digital assets subject to lending arrangements. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets subject to lending arrangements. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

The Company limits its cash exposure to credit loss by placing its cash with high credit quality financial institutions. The Company uses the digital asset custodial services of BitGo Trust Company Inc. (“BitGo”) and NYDIG Trust Company LLC (“NYDIG”). The Company does not self-custody its Bitcoin.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
As of December 31, 2022, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease, respectively, would amount to $20.4 million.

The Company may face risks of disruptions to its supply of electrical power and an increase of electricity rates.

The Company's operations are dependent on its ability to maintain reliable and economical sources of power to run its digital asset miners. In respect of the Drumheller Facility, Hut 8 entered into an agreement with ATCO Electric Ltd., the electric utility provider for the Drumheller area, for the provision of power. In respect of the Medicine Hat Facility, Hut 8 entered into an agreement with the City of Medicine Hat, who runs their own electricity grid, for the use of electricity at such facility. In respect of the North Bay Facility, Hut 8 entered into an agreement with VPC, for the provision of power. As of the date of this MD&A, the agreements remain in force and effect and the Company expects its electricity supply to be reliable for the foreseeable future. However, any suspension of power, failure of electrical networks or material increase in electricity rates could result in a material adverse effect on the business, operations and/or profitability of the Company.

The Company involved with legal proceedings with Validus and cannot predict the outcome of any legal proceedings with Validus or in respect of the North Bay Facility.

VPC is a new entrant in the Ontario market for the provision of energy to Bitcoin miners and has no current operations in Ontario that are comparable to the project that was contemplated under the PPA. The Company has paid a fee of C$20 million to VPC as an upfront capital pre-payment installment to lock in favourable energy prices under the PPA and was to pay an additional C$5.0 million in upfront capital pre-payment installments.

On November 9, 2022, the Company delivered a notice of event of default to VPC in respect of VPC’s breaches of certain obligations under the terms of the PPA. Validus subsequently suspended delivery of energy to the North Bay Facility and delivered a notice of event of default alleging that the Company failed to make certain payments related to the delivery of energy to the North Bay Facility. The Company subsequently notified Validus that it intended to proceed to mediation pursuant to the terms of the PPA.

On January 25, 2023, the Company filed the Statement of Claim in the Superior Court of Justice of Ontario against Validus, for failure to meet its contractual obligations under the PPA. The Company is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

On February 17, 2023, the Company received the Counterclaim of Validus. In addition to denying the majority of allegations in the Company's Statement of Claim, Validus brought counterclaims against the Company and is seeking monetary damages.

All litigation is subject to inherent risks and uncertainties, and it is not possible to predict with certainty the duration of these legal proceedings or their final outcome. This litigation could negatively impact and delay the mining and operational activities of the Company. An unfavourable outcome in connection with such litigation could adversely affect the Company's business, results of operations, ability to obtain future financing, reputation and have a material adverse impact on the Company's liquidity and financial results.

Delays in the expansion of existing mining facilities or significant cost overruns could present significant risks to the Company's business and could have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company experiences significant delays or interruptions in the supply of power required to support its current facilities located in Drumheller, Alberta and Medicine Hat, Alberta, then the progress of such facility could deviate from the Company's original plans, which could cause material and negative effects on the Company's revenue growth, profitability and results of operations. If the Company is forced to locate to alternative sites, the Company may not be successful in identifying adequate replacement sites to house its mining machines. Even if the Company identifies such sites, the Company may not be successful in leasing the necessary facilities at rates that are economically viable to support the Company's mining activities or such facilities may not provide the appropriate power output to support the Company's operation. Even if the Company successfully secures additional facilities, in the future, the Company may not be able to renew those on acceptable terms, in which case the Company would need to relocate its established mining operations.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
The Company is vulnerable to electrical risks and backup power risks and other industrial incidents, which could severely disrupt the normal operation of the Company's business and adversely affect our results of operations.

The Company's business will be subject to the risks of severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm the Company's business. The Company will maintain a supply of back-up and replacement parts on-site or at a location near to the Drumheller Facility. In addition, the Company’s operations consume a large amount of energy; accordingly, it is not practical or economical for the Company’s operations to run on back-up generators in the event of a power outage.

A steady and inexpensive power supply is critical to the Company’s mining operations. There can be no assurance that the Company’s operations will not be affected by power shortages or an increase in energy prices in the future. Energy prices can experience significant volatility and there can be no assurance that they will not increase significantly. Further, the Company may experience power shortages due to seasonal variations in the supply of power. Power shortages, power outages or increased power prices could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be consummated.

The completion of the Business Combination is subject to the satisfaction or waiver of a number of conditions. Those conditions include, but are not limited to: (i) obtaining an interim order and final order of the Supreme Court of British Columbia on terms consistent with the Business Combination Agreement; (ii) the receipt of requisite approvals by the requisite shareholders of Hut 8 and USBTC; (iii) the absence of certain governmental restraints or prohibitions preventing completion of the Business Combination; (iv) no order, legal prohibition, or injunction preventing or restricting the consummation of the Business Combination; (v) the effectiveness of the registration statement of New Hut; (vi) the approval of New Hut’s listing applications with Nasdaq and the TSX on terms satisfactory to each of the parties; (vii) the execution and delivery of executive employment agreements for the leadership team of New Hut; (viii) the effectiveness of a “rolling” or “evergreen” omnibus equity incentive plan (or similar plan); (ix) dissent rights having not been exercised with respect to more than the thresholds set out in the Business Combination Agreement; (x) the truth and correctness of the representations and warranties made by the parties to the Business Combination Agreement; (xi) the performance of or compliance with, by Hut 8 and USBTC, their respective obligations, covenants and agreements under the Business Combination Agreement in all material respects; and (xii) the absence since the date of the Business Combination Agreement of any (a) state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that has had or would reasonably be expected to have, individually in the aggregate, a material adverse effect with respect to the other party or (b) material adverse effect with respect to the other party.

No assurance can be given that the required Hut 8 shareholder and USBTC stockholder consents and approvals, as applicable, will be obtained or that the required conditions to closing will be satisfied. Any delay in completing the Business Combination could cause New Hut not to realize, or to be delayed in realizing, some or all of the benefits that Hut 8 and USBTC expect to achieve if the Business Combination is successfully completed within their expected time frame.

In addition, if the Business Combination is not completed by September 30, 2023, subject to certain limitations, either Hut 8 or USBTC may choose not to proceed with the Business Combination, and the parties can mutually decide to terminate the Business Combination Agreement at any time prior to the consummation of the Business Combination. In addition, Hut 8 or USBTC may elect to terminate the Business Combination Agreement in certain other circumstances. If the Business Combination Agreement is terminated, Hut 8 may incur substantial fees in connection with termination of the Business Combination Agreement, and will not recognize the anticipated benefits  of the Business Combination.

Termination of the Business Combination Agreement could negatively impact the Company.

If the Business Combination Agreement is terminated in accordance with its terms and the Business Combination is not consummated, the Company’s business may be adversely impacted by the failure to pursue other beneficial opportunities during the pendency of the Business Combination, by the failure to obtain the anticipated benefits of completing the Business Combination, by payment of certain costs relating to the Business Combination, and by the focus of management on the Business Combination for an extended period of time rather than on management opportunities or other issues. The market price of our Common Shares might decline as a result of any such failures to the extent that the current market prices reflect a market assumption that the Business Combination will be completed.

In addition, if the Business Combination Agreement is terminated under certain circumstances, the Company may be required to pay a termination fee of US$10,000,000 to USBTC. The Company may also be negatively impacted if the Business Combination Agreement is terminated and the Company’s Board of Directors seeks but is unable to find another business combination or strategic transaction offering equivalent or more attractive consideration than the consideration to be provided in the Business Combination, or if the Company becomes subject to litigation related to entering into or failing to consummate the Business Combination, including direct actions by shareholders against the directors and/or officers of the Company for breaches of fiduciary duty, or derivative actions brought by the Company’s shareholders in the name of the respective companies.

The Company will be subject to certain contractual restrictions while the Business Combination is pending.

The Business Combination Agreement restricts the Company from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, paying dividends, repurchasing or issuing securities outside of existing share repurchase and equity award programs, and taking other specified actions until the earlier of the completion of the Business Combination or the termination of the Business Combination Agreement without the consent of the other party. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination and could have the effect of delaying or preventing other strategic transactions.

The Company will be subject to business uncertainties while the Business Combination is pending.

Uncertainty about the completion or effect of the Business Combination may affect the relationship between the Company and its suppliers, customers, distributors, licensors and licensees. This uncertainty may cause strategic partners or others that deal with the Company to delay or defer entering into contracts with the Company or making other decisions concerning the Company or seek to change or cancel existing business relationships with it, which could negatively affect the Company’s business. Any delay or deferral of those decisions or changes in existing agreements could have an adverse effect on the Company’s business, regardless of whether the Business Combination is ultimately completed.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Financial risk management:

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its cash exposure to credit loss by placing its cash with high credit quality financial institutions.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances denominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account. The interest rate on the Company’s loans are fixed in nature and have limited exposure to change interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

The Company has an uncommitted US$50.0 million open term revolving credit facility with Galaxy which, upon posting digital asset collateral, the Company may draw on as an additional source of liquidity. As of December 31, 2022, the facility has an outstanding balance of $nil (December 31, 2021 – $nil) and the Company has not posted any collateral in connection with the facility.

Contractual obligations

As at December 31, 2022, the Company’s contractual maturities of financial and other liabilities, including estimated interest payments are as follows:

	Contractual cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities	$13,916	$13,916	$–	$–	$–
Loans payable and interest	29,885	15,524	14,361	–	-
Lease commitments	28,524	6,525	6,094	11,459	4,446
	$72,325	$35,965	$20,455	$11,459	$4,446

Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company's functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment and has a loan payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
The table below indicates the foreign currencies to which the Company has significant exposure for the years ended December 31 in Canadian dollar terms:

As at	December 31, 2022	December 31, 2021
Cash	$16,402	$107,601
Accounts receivable	10	446
Deposits (non-current)	219	94,996
Accounts payable	(924)	(1,371)
Loans payable	(26,121)	(40,051)

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $1.0 million (December 31, 2021 – $16.2 million).

For a more detailed description of the risk factors associated with the Company, refer to the section entitled “Risk Factors” in the Corporation’s most recently filed annual information form, an electronic copy of which is available on the Company’ SEDAR profile at www.sedar.com.

PART VI - ACCOUNTING POLICIES, ESTIMATES AND INTERNAL CONTROLS

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Actual results may differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.

Estimates and underlying assumptions are reviewed by management on an ongoing basis, and revisions to accounting estimates are recognized in the period giving rise to the change.

The following are the significant judgement, estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the consolidated financial statements:

Taxes and income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.

The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with the Company’s filing position. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect effective income tax rate and income tax provision. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax‑related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Impairment of non-financial assets

Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights.

Revenue recognition and value of digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings. Management has exercised significant judgement in determining the completion stage for this revenue stream and examined various factors surrounding the substance of the Company’s operations and determined the stage of completion being the completion and addition of a block to blockchain.

Warrant liability

The Company uses the Black-Scholes method to determine the fair value of the warrant liability for the warrants that are not publicly traded. The Black-Scholes method requires significant judgement in determining the fair value such as volatility and a risk-free rate of return. A change in these inputs could lead to significant change in the fair value of the warrant liability. The Company uses the publicly listed prices for the warrants that are traded on the public markets to determine the fair value of the warrant liability.

Plant and equipment

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

Functional and presentation currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies assets, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Goodwill

The Company’s assessment of the recoverability of goodwill allocated to its cash-generating units involves significant estimates and assumptions regarding cash flow projections, growth projections, economic risk, and cost of capital. If future events or results differ adversely from these estimates and assumptions, the Company could incur impairment charges in future periods.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
Accounts receivable and other

The Company is required to assess whether accounts receivables are collectible from customers. Accordingly, Management establishes an allowance for expected credit losses (“ECLs”) for non-payment and delinquent accounts based on historic trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. If future collections differ from estimates, future profits could be adversely affected.

Business combinations

Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Estimates that have an impact on the determination of fair values include the selected weighted average cost of capital, growth rate, and forecast of future cash flows.

RELATED PARTY TRANSACTIONS

The Company compensates its key management personnel, which includes the Company’s executive officers and the directors. The compensation payments, including share-based payments, are in the normal course of business.

See the consolidated financial statements for the years ended December 31, 2022 and 2021, a copy of which is available electronically on SEDAR at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov for further information on related-party transactions with respect to share issuances.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in the applicable U.S. and Canadian securities laws, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company.  The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’ design of internal controls over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute assurance, that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

The Company does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting because the Company is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act, and therefore is not required to file an attestation report of the Company’s independent registered public accounting firm.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2022
(In thousands of Canadian Dollars, expect per share amounts)
ABBREVIATIONS

The following summarizes the abbreviations used in this document:

EH/s	exahash per second
PH/s	petahash per second
MW	megawatts
ASIC	application-specific integrated circuit
GPU	graphics processing unit